Free Writing Prospectus

Filed pursuant to Rule 433(f)

Registration Statement No. 333-181059

Dated December 17, 2012

NEWS

FOR IMMEDIATE RELEASE

Contacts:
Maryellen Thielen	Robert Block
Media Relations	Investor Relations
(847) 402-5600	(847) 402-2800

Allstate Announces New Share Repurchase Program

NORTHBROOK, Ill., December 17, 2012 – The Allstate Corporation (NYSE: ALL) today announced that its board of directors has approved a share repurchase program of up to $1 billion to be funded by issuing a like amount of subordinated debentures.

“Allstate has consistently provided cash returns to shareholders with a total of $19.3 billion paid out in dividends and share repurchases over the last 10 years, including the recent conclusion of a $1 billion program. Repurchasing stock at today’s low multiples by issuing securities with equity-like terms takes advantage of historically low yields in the market and reduces our cost of capital,” said Thomas J. Wilson, Allstate’s chairman, president and chief executive officer. “We remain financially strong, with all insurance subsidiaries appropriately capitalized and $2.3 billion of deployable assets at the holding company level as of September 30, 2012, which can be utilized to further increase shareholder value,” concluded Wilson.

The hybrid securities are expected to be issued over the year and the share repurchase program will begin immediately. Shares will be acquired through open market purchases and may include an accelerated repurchase program. The program is expected to be completed by December 31, 2013. While these capital management actions are being executed, the company may choose to initiate additional share repurchase programs.

This news release contains “forward-looking statements” that anticipate results based on our estimates, assumptions and plans that are subject to uncertainty. We believe that these statements are based on reasonable estimates, assumptions and plans. However, if the estimates, assumptions or plans underlying the forward-looking statements prove inaccurate or if other risks or uncertainties arise, actual results could differ materially from those communicated in these forward-looking statements. These statements are made subject to the safe-harbor provision of the Private Securities Litigation Reform Act of 1995. We assume no obligation to update any forward-looking statements as a result of new information or future events or developments.

Allstate has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Allstate has filed with the SEC for more complete information about Allstate and this offering. You may obtain these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Allstate will arrange to send you the prospectus if you call 1-800-416-8803 toll-free to request it.

The Allstate Corporation (NYSE: ALL) is the nation’s largest publicly held personal lines insurer, serving approximately 16 million households through its Allstate, Encompass, Esurance and Answer Financial brand names and Allstate Financial business segment. Allstate branded insurance products (auto, home, life and retirement) and services are offered through Allstate agencies, independent agencies, and Allstate exclusive financial representatives, as well as via www.allstate.com and 1-800 Allstate®, and are widely known through the slogan “You’re In Good Hands With Allstate®.”

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